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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                             The Raymond Corporation
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)



        New York                                            15-0372290
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(State of incorporation or organization)                   (I.R.S. Employer
                                                         Identification No.)

         South Canal Street
         Greene, New York                                      13778
 ----------------------------------------                    ----------
 (Address of principal executive offices)                    (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:
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                                     (None)

Securities to be registered pursuant to Section 12(g) of the Act:

         Title of each class                    Name of each exchange on which
         -------------------                    ------------------------------
         to be so registered                    each class is to be registered
         -------------------                    ------------------------------

Common Share Purchase Rights                              (None)

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Item 1.  Description of Registrant's Securities to be Registered

                  On March 1, 1997, the Board of Directors of The Raymond Corporation (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, par value $1.50 per share, of the Company (the "Common Stock"). The dividend is payable on March 11, 1997 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one share of Common Stock of the Company at a price of $90 per share of Common Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of March 1, 1997, as the same may be amended from time to time (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

                  Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a copy of this Summary of Rights. Notwithstanding the foregoing,
(i) if a person or group would be deemed an Acquiring Person upon the adoption of the Rights Agreement, such person or group will not be deemed an Acquiring Person for any purposes of the Rights Agreement unless and until such person or group becomes the beneficial owner of any additional shares of Common Stock after the adoption of the Rights Agreement.

                  The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the


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Distribution Date and such separate Right Certificates alone will evidence the
Rights.

                  The Rights are not exercisable until the Distribution Date. The Rights will expire on March 1, 2007 (the "Final Expiration Date") unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

                  The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then-current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

                  The number of outstanding Rights are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

                  Shares of Common Stock purchasable upon exercise of the Rights will not be redeemable. For a description of the Common Stock see the information under the caption "Description of Common Stock" in the Prospectus, dated December 8, 1993 (File No. 33-71480), filed under Rule 424(b)(1) of the Securities Act of 1933, as amended, which description is hereby incorporated by reference, and the Company's Restated and Amended Certificate of Incorporation filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.


                  In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right.

                  In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction (other than the Merger) or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise of the Right at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

                  At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described


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in the prior paragraph, the Board of Directors of the Company may exchange the
Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

                  At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is hereby incorporated herein by reference.

Item 2.   Exhibits.

         1. Rights Agreement, dated as of March 1, 1997, between the Company and American Stock Transfer & Trust Company, which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B.

         2.       Press Release dated March 3, 1997

         3. Restated and Amended Certificate of Incorporation of The Raymond Corporation (filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and incorporated by reference herein)

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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                               THE RAYMOND CORPORATION


DATED: March 13, 1997                           By: Paul J. Sternberg
                                                    -----------------
                                                Name:  Paul J. Sternberg
                                                Title: Vice President, General
                                                       Counsel & Secretary

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                                  EXHIBIT INDEX


Exhibit No.                                Description
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     1            Rights Agreement, dated as of March 1, 1997, between the
                  Company and American Stock Transfer & Trust Company, which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B.

     2            Press Release dated March 3, 1997

     3 Restated and Amended Certificate of Incorporation of The Raymond Corporation (filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and incorporated by reference herein)

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